June 22, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934:

- MicroSectors™ U.S. Travel 3X Leveraged ETNs due May 29, 2042
- MicroSectors™ U.S. Travel -3X Inverse Leveraged ETNs due May 29, 2042

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com